Exhibit 99.4

POLY-PACIFIC INTERNATIONAL INC.

NOTICE OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF
POLY-PACIFIC INTERNATIONAL INC.
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2006

- and -

MANAGEMENT INFORMATION CIRCULAR and PROXY STATEMENT

Meeting to be held on July 6, 2007

Circular dated June 6, 2007

POLY-PACIFIC INTERNATIONAL INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of Poly-Pacific International Inc. (the “Corporation”) will be held at 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta on Friday, July 6, 2007 at 2:00 p.m. (Edmonton time) for the following purposes:

1.

to receive the audited financial statements of the Corporation for the fiscal year ended December 31, 2006, together with the auditors' report thereon;

2.

to fix the size of the board of directors at six (6) members;

3.

to elect the board of directors to serve until the next annual meeting of the Shareholders or until their successors are duly elected or appointed;

4.

to appoint Collins Barrow Edmonton LLP, Chartered Accountants, as auditors and to authorize the directors to fix the auditors' remuneration;

5.

to consider, and if thought fit, an ordinary resolution, the full text of which is set forth in the Information Circular, approving the Stock Option Plan attached as Schedule C to this Information Circular reserving up to a maximum of 8,382,059 Common Shares for the issuance of stock options; and

6.

to transact such other business as may properly be brought before the Meeting, or any adjournment or adjournments thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular, which Information Circular forms a part of this notice of the Meeting.

Each person who is a Shareholder of record at the close of business on June 6, 2007 (the “Record Date”), will be entitled to notice of, and to attend and vote at, the Meeting provided that, to the extent a Shareholder as of the Record Date transfers the ownership of any of such shares after such date and the transferee of those shares establishes that the transferee owns the shares and demands, not later than ten days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those shares at the Meeting.

June 7, 2007	By Order of the Board Of Directors (Signed) D. Randy Hayward President

Shareholders who are unable to attend the Meeting in person are requested to COMPLETE AND SIGN THE ACCOMPANYING FORM OF PROXY and forward it in the enclosed envelope to Olympia Trust Company, Attention: Proxy Department, 2300, 125 – 9 Avenue SE, Calgary, Alberta T2G 0P6, to be received not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment or adjournments thereof, as applicable, in order for such proxy to be used at the Meeting, or any adjournment or adjournments thereof.

TABLE OF CONTENTS

POLY-PACIFIC INTERNATIONAL INC	2	Aggregated Option/SARs Exercised During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values	10
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	2	Option/SAR Repricing During the Most Recently Completed Fiscal Year	9
GLOSSARY OF TERMS	4	Termination of Employment, Change in Responsibilities and Employment Contracts	10
INFORMATION CIRCULAR	5	Compensation of Directors	11
GENERAL PROXY MATERIALS	5	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	11
Solicitation of Proxies	5	MANAGEMENT CONTRACTS	12
Appointment of Proxyholder and Revocation of Proxies	5	CORPORATE GOVERNANCE	12
Proxy Voting	6	AUDIT COMMITTEE	12
Voting of Shares - Advice to Beneficial Holders of Securities	6	PARTICULARS OF MATTERS TO BE ACTED ON	13
THE CORPORATION	7	Election Of Directors	13
General	7	Appointment Of Auditors	15
INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON	7	Shareholder Approval Of Stock Option Plan	15
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	7	ADDITIONAL INFORMATION	16
EXECUTIVE COMPENSATION	8
Summary Compensation Table	8	SCHEDULE A – Corporate Governance Guidelines
Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year	9	SCHEDULE B - Audit Committee Charter
Options/SARs Granted During the Most Recently Completed Fiscal Year	9	SCHEDULE C – Stock Option Plan

 GLOSSARY OF TERMS

The following is a glossary of terms and abbreviations used frequently throughout this Management Information Circular and Proxy Statement.

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B–9, as amended, and includes regulations promulgated thereunder.

"ASC" means the Alberta Securities Commission.

“Articles” means the articles of incorporation of the Corporation, as amended.

"BCSC" means the British Columbia Securities Commission.

“Board” means the board of directors of the Corporation.

“Corporation” means Poly-Pacific International Inc., a corporation incorporated under the ABCA.

“Information Circular” means this management information circular and proxy statement dated June 6, 2007, including the appendix appended hereto.

“Meeting Date” means Friday, July 6, 2007.

“Meeting” means the annual general meeting of the Shareholders to be held at 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta on Friday, July 6, 2007 at 2:00 p.m. (Edmonton time) for the purposes set forth in the Notice of Meeting.

“Named Executive Officer” means an individual who at any time during a financial year was the (a) chief executive officer of the Corporation, (b) chief financial officer of the Corporation, (c) one of the Corporation’s three most highly compensated executive officers, other than the chief executive officer and chief financial officer of the Corporation, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and (d) any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed year-end.

“Notice of Meeting” means the notice of the Meeting accompanying this Information Circular.

“Options” means options to purchase Shares.

“Record Date” means June 6, 2007.

“SAR” or “stock appreciation right” means a right, granted by the Corporation or any of its subsidiaries as compensation for employment services rendered or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

"SEDAR" means system for electronic document access and retrieval.

“Shareholder” means a holder of Shares.

“Shares” means common shares in the capital of the Corporation.

"TSXV" means the TSX Venture Exchange Inc.

POLY-PACIFIC INTERNATIONAL INC.

INFORMATION CIRCULAR

Unless otherwise stated herein, all capitalized terms herein shall have the meaning set forth in the Glossary of Terms.

This Information Circular is furnished to Shareholders in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting and any adjournment or adjournments thereof.

This Information Circular and the accompanying forms of notice and proxy as well as other related meeting materials are being mailed or delivered to Shareholders on or about June 12, 2007.  Unless otherwise indicated, information in this Information Circular is given as of June 6, 2007.

No person is authorized to give any information or to make any representation not contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized.  This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of any offer or proxy solicitation.  The delivery of this Information Circular shall not, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Information Circular.

GENERAL PROXY MATERIALS

Solicitation of Proxies

This Information Circular is provided in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting for the purposes set forth in the Notice of Meeting.  In addition to solicitation by mail, proxies may be solicited in person, by telephone or other means of communication, by directors, officers and employees of the Corporation who will not be specifically remunerated therefor.  The cost of soliciting proxies will be borne by the Corporation.

Appointment of Proxyholder and Revocation of Proxies

The persons named in the enclosed form of proxy are directors or officers of the Corporation.  A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the form of proxy provided by the Corporation, to represent the Shareholder at the Meeting.  To exercise this right, the Shareholder should insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy.  In order to be effective, a Shareholder must forward its proxy to Olympia Trust Company, 2300, 125 – 9 Avenue SE, Calgary, Alberta, T2G 0P6.  All proxies must be forwarded not later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the Meeting, or any adjournment or adjournments thereof, as applicable. In addition, a Shareholder may bring the proxy to the Meeting and deliver it to the chairman of the Meeting prior to the commencement of the Meeting.  The proxy shall be in writing and executed by the Shareholder or such Shareholder's attorney authorized in writing, or if such Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney, as applicable.

A proxy is revocable.  The giving of a proxy will not affect a Shareholder's right to attend and vote in person at the applicable Meeting.  In addition to revocation in any other manner permitted by law, a Shareholder may revoke a proxy by instrument in writing executed by the Shareholder or such Shareholder's attorney authorized in writing, or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited at the registered office of the Corporation located at 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, T5J 4K1, at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment or adjournments thereof at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment or adjournments thereof.

Proxy Voting

The Shares represented by a valid proxy will be voted or withheld from voting in accordance with the instructions of the securityholder on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the proxy, the Shares represented by the proxy will be voted or withheld from voting in accordance with such specification.  In the absence of any such specification, the management designees, if named as proxy, will vote IN FAVOUR of the proposed resolution.  The enclosed form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, or any adjournment or adjournments thereof.  As of the date hereof, management of the Corporation know of no amendments, variations or other matters to come before the Meeting.  In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgement of the management of the Corporation.

Pursuant to the by-laws of the Corporation, business may be transacted at the Meeting if not less than two persons are present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxy or representative representing not less than 20% of the outstanding Shares carrying voting rights at the meeting.

Voting of Shares - Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many Shareholders as a substantial number of the Shareholders hold their Shares through intermediaries such as brokers and their agents or nominees and not in their own name.  Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of the Shares can be recognized and acted upon at the Meeting.  If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered under the name of the Shareholder on the records of the Corporation.  Such Shares will more likely be registered under the name of the Shareholder's broker or an agent or nominee of that broker.  Shares held by brokers or their agents or nominees can only be voted or withheld from voting upon any resolution upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers, their agents or nominees are prohibited from voting Shares for their clients.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or agent or nominee thereof) is identical to the form of the proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.  A Beneficial Shareholder receiving a proxy from an intermediary cannot use that proxy to vote Shares directly at the Meeting, rather the proxy must be returned to the intermediary well in advance of the Meeting in order to have the Shares voted.  A Beneficial Shareholder may however request the intermediary to appoint the Beneficial Shareholder as a nominee of it as a proxyholder.  A Beneficial Shareholder should contact the intermediary, broker or agent and nominees thereof should it have any questions respecting the voting of the Shares.

THE CORPORATION

General

The Corporation was incorporated on October 25, 1995 under the laws of the Province of Alberta.  The Corporation is a reporting issuer in both the provinces of Alberta and British Columbia with the meaning of the Securities Act (Alberta) and the Securities Act (British Columbia) respectively.

The head office of the Corporation is located at 201 Selby Street, Nanaimo, British Columbia, V9R 2R2 and the registered office is located at 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, T5J 4K1.

The Corporation has two wholly-owned subsidiaries: Poly-Pacific Technologies Inc. and Everwood Agricultural Products Inc.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed herein, management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, of any director or executive officer of the Corporation who has held that position at any time since the beginning of the Corporation’s last financial year, or of any proposed nominee for election as director of the Corporation or any associate or affiliate of any of the foregoing, other than the election of directors or the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Shares.  As at the date hereof, 41,910,296 Shares of the Corporation are issued and outstanding.  The holders of Shares of record are entitled to vote such shares at the Meeting on the basis of one vote for each Share held, the Shares being the only class of shares entitled to vote at the Meeting.

The holders of Shares of record at the close of business on the Record Date, set by the directors of the Corporation to be June 6, 2007, are entitled to vote such Shares at the Meeting on the basis of one vote for each Share held, except to the extent that:

a)

such person transfers his Shares after the Record Date; and

b)

the transferee of those Shares produces properly endorsed share certificates or otherwise establishes his ownership to the Shares and makes a demand to the registrar and transfer agent of the Corporation, not later than 10 days before the Meeting, that his name be included on the shareholders’ list.

The by-laws of the Corporation provide that not less than twenty (20%) percent of the issued Shares entitled to vote at the Meeting constitute a quorum for the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at the date hereof, there are no persons or companies who beneficially own, directly or indirectly, 10% or more of the voting rights of the outstanding Shares.

EXECUTIVE COMPENSATION

Summary Compensation Table

During the last completed financial year ended December 31, 2006, the Corporation had two (2) Named Executive Officers, D. Randy Hayward, President and Thomas Lam, former President.  The following table sets forth all annual and long-term compensation paid by the Corporation for each of the last three (3) completed financial years to all of the Named Executive Officers during that time period:

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Gross Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
D. Randy Hayward President(1)	2006	62,000 (2)	Nil	Nil	200,000 (3)	Nil	Nil	Nil
Thomas Lam Former President(4)	2006 2005 2004	$52,770 120,000 120,000	Nil Nil Nil	5,600 (5) 9,600 (5) 9,600 (5)	Nil Nil 351,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Terry Hawes Former Chief Financial Officer (6)	2005 2004	10,000 10,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Peter Inman Former Chief Financial Officer (7)	2005 2004	25,000 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Anthony Corso Former Chief Financial Officer (8)	2005 2004	17,000 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Notes:

1.

Randy Hayward was appointed President of the Corporation on November 4, 2006.

2.

Of this amount, $38,160 was settled by the issuance of 736,200 Shares on April 17, 2007.

3.

Subsequent to the year ended December 31, 2006, Mr. Hayward was granted a total of 300,000 Options at an exercise price of $0.10 per Share.

4.

Thomas Lam resigned on November 2, 2006.

5.

Thomas Lam was provided a car allowance of $800.00 per month until August 2006.

6.

Terry Hawes was Chief Financial Officer from November 2004 to February 2005;

7.

Peter Inman was Chief Financial Officer from April 2005 to August 2005.  A Chief Financial Officer was not appointed during the months of February to April 2005.

8.

Anthony Corso was Chief Financial Officer from September 2005 to February 2006.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

As of the date hereof, the Corporation does not have any long-term incentive plans and no long-term incentive plan awards were granted to the Named Executive Officers during the Corporation’s most recently completed financial year ended December 31, 2006.  A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

The following table sets forth information in respect of grants to each of the Named Executive Officers of Options to purchase or acquire securities of the Corporation or its subsidiaries (whether or not in conjunction with SARs) and freestanding SARs made during the Corporation’s most recently completed financial year ended December 31, 2006.

Name	Securities, Under Options/SARs Granted (#)	% of Total Options/SAR Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
D. Randy Hayward President (1)	200,000 (1)	0.01%	$0.10	$0.075	April 12, 2007
Thomas Lam Former President (3)	Nil	N/A	N/A	N/A	N/A

Notes:

(1)

These Options were granted to Mr. Hayward as a consultant of the Corporation and prior to his appointment as President of the Corporation on November 4, 2006.

Aggregated Option/SARs Exercised During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

No Options or SARs were exercised by the Named Executive Officers during the Corporation's most recently completed financial year ended December 31, 2006.  The following table sets out the value of Options held by the Named Executive Officers as at December 31, 2006.  During fiscal 2006, no SARs were held by the Named Executive Officers.

Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable
D. Randy Hayward President (1)	Nil (2)	Nil	175,000 / 125,000	N/A (5)(6)
Thomas Lam Former President (3)	Nil	Nil	351,000 / Nil (4)	N/A (5)(6)

Notes:

1.

Randy Hayward was appointed President of the Corporation on November 4, 2006.

2.

Subsequent to the year ended December 31, 2006, Mr. Hayward exercised 200,000 Options at an exercise price of $0.10 per Share on April 10, 2007.

3.

Thomas Lam resigned on November 2, 2006.

4.

These Options expired on January 31, 2007, being 90 days from November 2, 2007, the date that Mr. Lam ceased to act as an officer and director of the Corporation.

5.

Unexercised "in-the-money" options refer to those options in respect of which the market value of the underlying security as at the financial year ended December 31, 2006 exceeds the exercise or base price of the option, being the aggregate of the difference between the market value of the securities as at December 31, 2006 and the average exercise price.

6.

All relevant Options are "out of the money" in that their exercise prices of $0.10 per Share are greater than the trading price as at the financial year ended December 31, 2006.

Option/SAR Repricing During the Most Recently Completed Fiscal Year

No Options/Sars were repriced during the fiscal year ended December 31, 2006.

Termination of Employment, Change in Responsibilities and Employment Contracts

Effective November 3, 2006, the Corporation entered into an employment contract with Mr. Hayward as President for a term of three (3) months which will renew upon mutual agreement by both parties.  Pursuant to the employment contract, Mr. Hayward is entitled to receive a monthly salary of eight thousand (CDN$8,000) Canadian dollars per month.  The employment contract also grants an option to purchase 250,000 Shares in accordance with the Corporation’s stock option plan.  All such options will vest fully over eighteen (18) months.  In addition, the Corporation will reimburse Mr. Hayward for all reasonable expenses and in the case of unusual expense items prior written approval is required.

The Corporation entered into an employment contract with Thomas Lam, as President, dated effective January 1, 2002, for a term of two (2) years which automatically renews on each anniversary subject to six (6) months notice from either party.  Mr. Lam resigned from his positions effective November 2, 2006.

At the end of the Corporation’s most recently completed financial year, there were no compensatory plans, contracts or arrangements in place with respect to any Named Executive Officer in the event of the resignation, retirement or other termination of employment, a change of control of the Corporation or any of its subsidiaries or a change in the Named Executive Officer’s responsibilities following a change in control except as stipulated above.

Compensation of Directors

Directors of the Corporation receive no compensation for services rendered in such capacity (including salaries, director’s fees, commissions, bonuses paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned by the directors for services rendered), but are eligible to receive stock options pursuant to the Corporation’s stock option plan.

The following table sets forth information in respect of compensation paid to the Directors for their services as Directors and the securities underlying the Options as at the Corporation’s most recently completed financial year ended December 31, 2006.

Director	Total Compensation	Options Granted / Total Held
Thomas Lam	Nil	Nil / 351,000 (1)
Don Quon	Nil	Nil / 117,000 (2)
Edward Chambers	Nil	750,000 / 867,000 (3)
Mike Duff	Nil	750,000 / 867,000 (3)
David S. Tam	Nil	750,000 / 250,000 (3)(4)

Notes:

(1)

These Options expired on January 31, 2007, being 90 days from November 2, 2007, the date that Mr. Lam resigned as a director of the Corporation.

(2)

These Options expired on February 4, 2007, being 90 days from November 6, 2007, the date that Mr. Quon resigned as a director of the Corporation.

(3)

Subsequent to the year ended December 31, 2007, 500,000 Options were exercised on February 27, 2007.

(4)

Mr. Tam exercised an additional 117,000 Options on February 7, 2007.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information in respect of compensation plans under which equity securities of the Corporation are authorized for issuance for the Corporation’s financial year ended December 31, 2006.

Plan Category	Number of securities, to be issued upon exercise of outstanding warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,563,600 (1)(2)	$0.14	181,248 (1)(3) (4)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
TOTAL:	4,563,600	N/A	181,248

Notes:

(1)

A total of 923,100 Options have been returned for issuance pursuant to the stock option plan as a result of the resignation and termination of various directors and employees respectively.

(2)

800,000 of these Options require Shareholder approval.  See “Particular Matters to Be Acted Upon – Grant of Stock Options”.

(3)

Subsequent to the year ended December 31, 2006, an aggregate of 3,500,000 Options were granted such that the number of securities remaining available for further issuance under its equity compensation plans was 181,248 as at the date hereof.

(4)

The Corporation can grant no more than 4,744,748 Options under the Corporation’s current stock option plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, there are no material interests, direct or indirect, of directors and executive officers of the Corporation, nominees for director, any shareholder who beneficially owns more than 10% of the Shares of the Corporation, or any known associate or affiliate of such persons, in any transaction since the commencement of the Corporation’s last completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation or any or its subsidiaries.

MANAGEMENT CONTRACTS

Other than as disclosed herein, management functions of the Corporation and its subsidiaries are performed solely by directors or executive officers of the Corporation and not, to any substantial degree, by any other person.

CORPORATE GOVERNANCE

The Corporation is required to disclose on an annual basis its approach to corporate governance pursuant to the provisions of National Instrument 58-101- Disclosure of Corporate Governance Practices (“NI 58-101”).  Corporate governance refers to the structures and processes employed by the Corporation to direct and manage its business and affairs, so as to best achieve the Corporation's objectives.  Disclosure of the Corporation’s corporate governance practices in accordance with NI 58-101 is attached hereto as Schedule A.

AUDIT COMMITTEE

The Corporation is required to have an audit committee under the ABCA and pursuant to the provisions of Multilateral Instrument 52-110, Audit Committees (“MI 52-110”).  Pursuant to MI 52-110, the Corporation is required to have a written charter which sets out the duties and responsibilities of its audit committee.

Audit Committee Charter

The Corporation’s Audit Committee Charter is attached hereto as Schedule B.

Composition of the Audit Committee

As at the date hereof, the Audit Committee is comprised of the following members:

Name and Office if Any	Independent	Financially Literate
Dr. Edward Chambers	Yes	Yes
Mike Duff	Yes	Yes
Richard Oravec	Yes	Yes

The Board believes the composition of its Audit Committee has reflected a high level of financial literacy and expertise.  The Board has determined that each member of the Audit Committee is ‘financially literate’ within the meaning of applicable Canadian securities laws based on each member’s education and experience.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110 (Exemptions).

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services other than the general requirements under the heading “External Audit” of the Audit Committee Charter which states that the Audit Committee must pre-approve any non-audit services to the Corporation and the fees for those services.

External Auditor Service Fees (By Category)

The aggregate fees billed by Collins Barrow Edmonton LLP, Chartered Accountants, and the external auditors of the Corporation were $45,000 for the financial year ended December 31, 2006 and $55,700 for the financial year ended December 31, 2005.

Exemption

As a venture issuer within the meaning of MI 52-110, the Corporation is relying upon the exemption provided by section 6.1 of MI 52-110, which exempts venture issuers from the requirements of Part 3, Composition of the Audit Committee and Part 5, Reporting Obligations of MI 52-110.

PARTICULARS OF MATTERS TO BE ACTED ON

Election Of Directors

The affairs of the Corporation are managed by a the Directors who are elected annually for a one year term at each annual general meeting of the Shareholders and hold office until the next annual general meeting, or until their successors are duly elected or appointed or until a Director vacates his office or is replaced in accordance with the by-laws of the Corporation.  The Shareholders are entitled to elect the Directors.  At the Meeting, the Shareholders will be asked to fix the number of Directors at six (6) members.  It is proposed that the persons named below will be nominated at the Meeting.  Each director elected will serve until the next annual general meeting, or until their respective successors have been elected or appointed.  Unless otherwise directed, it is the intention of the management designees, if named as proxy, to vote for the election of said persons to the Board.  Management does not contemplate that any of the nominees will be unable to serve as a director; however, if, for any reason, any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of the management designees will be voted for another nominee in their discretion unless the Shareholder has specified in his or her proxy that his or her Shares are to be withheld from voting in connection with the election of directors.

The following table states the names of all persons proposed to be nominated for election as director, all other positions and offices with the Corporation now held by them, their principal occupations or employment currently and for the past five years, the date on which they became directors of the Corporation, and the number of Shares in the capital of the Corporation owned by them, directly or indirectly, or over which they exercise control or direction:

Name and Municipality of Residence and Office Held, if any	Present Principal Occupation for past five years	Date First Elected as a Director	Number and Percentage of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled by Proposed Director (2)
Dwight Randolf (Randy) Hayward Gabriola Island, BC President

President of the Corporation; President of PolyRan Reclamation Inc. from September to December 2006, a private Alberta corporation; corporate communications, business development and investor relations for various public companies; lawyer.

		February 16, 2007	231,500 (3) (0.55%)
Dr. Edward Chambers (1) Victoria, British Columbia Director	Professor of Economics Analysis at the University of Alberta, Faculty of Business	November 8, 1995	466.364 (4) (1.11%)
Mr. David Tam Edmonton, Alberta Corporate Secretary	Partner in the law firm Parlee McLaws LLP in Edmonton	October 25, 1995	50,500 (5) (0.12%)
Mr. Mike Duff (1) Edmonton, Alberta	President and CEO of Design Group Staffing Inc.	September 12, 1997	151,000 (6) (0.36%)
Richard Oravec (1) Greenwich, Connecticut	Director of Pivo Associates, Inc., a financial advisory firm focused on emerging companies	February 16, 2007	Nil
Greg Pendura, M.Ed Edmonton, Alberta	Businessman	To be Elected	Nil

Notes:

(1)

Member of the Audit Committee.

(2)

Information as to Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to the Corporation by the nominees.

(3)

Mr. Hayward also holds Options for 300,000 Shares and Share purchase warrants for an additional 506,008 Shares, which, if exercised, would raise the total number of Shares beneficially owned, directly or indirectly by Mr. Hayward to 1,037,508 Shares.  Assuming no other changes in share capital but the exercise of the Options and Share purchase warrants held by Mr. Hayward, upon such exercise Mr. Hayward would beneficially own, directly or indirectly 2.43% of the issued Shares of the Corporation.

(4)

Dr. Chambers also holds Options for an additional 367,000 Shares and Share purchase warrants for an additional 200,000 Shares, which, if exercised, would raise the total number of Shares beneficially owned, directly or indirectly by Dr. Chambers to 1,033,364 Shares.  Assuming no other changes in share capital but the exercise of the Options and Share purchase warrants held by Dr. Chambers, upon such exercise Dr. Chambers would beneficially own, directly or indirectly 2.43% of the issued Shares of the Corporation.

(5)

Mr. Tam also holds Options for an additional 250,000 Shares, which, if exercised, would raise the total number of Shares beneficially owned, directly or indirectly by Mr. Tam to 300,500 Shares.  Assuming no other changes in share capital but the exercise of the Options held by Mr. Tam, upon such exercise Mr. Tam would beneficially own, directly or indirectly 0.71% of the issued Shares of the Corporation.

(6)

Mr. Duff also holds Options for 367,000 Shares and Share purchase warrants for an additional 577,573 Shares, which, if exercised, would raise the total number of Shares beneficially owned, directly or indirectly by Mr. Duff to 1,095,573 Shares.  Assuming no other changes in share capital but the exercise of the Options and Share purchase warrants held by Mr. Duff, upon such exercise Mr. Duff would beneficially own, directly or indirectly 2.56% of the issued Shares of the Corporation.

Appointment Of Auditors

The Shareholders will be asked at the meeting to vote for the appointment of Collins Barrow Edmonton LLP, Chartered Accountants, of Edmonton, Alberta, as the auditors of the Corporation, for the ensuing year and to authorize the Directors to fix their remuneration.

Collins Barrow Edmonton LLP, have been the auditors of the Corporation since first appointed on the incorporation of the Corporation.

Unless otherwise directed, Shares representing proxies in favour of management nominees will be voted in favour of the appointment of Collins Barrow Edmonton LLP, Chartered Accountants, Suite 1550 Allstream Tower, 10250- 101 Street, Edmonton, Alberta T5J 3P4 as auditors of the Corporation, to hold office until the next annual general meeting of the Shareholders, or until their successors are duly elected or appointed, and to authorize the Board to fix their remuneration.

Shareholder Approval Of Stock Option Plan

The Corporation has in place a stock option plan, as amended (the “Existing Plan”) whereby the directors of the Corporation may allocate up to a maximum of 4,744,748 Shares.  The Corporation intends to approve a new stock option plan to take effect upon completion of the Meeting whereby the maximum number of the Corporation’s listed securities that may be reserved for issuance under it will increase from 4,744,748 Shares to 8,382,059 Shares, being 20% of the issued and outstanding amount as of the date hereof.  The TSXV must approve all proposed amendments prior to the time at which the amended stock option is exercised.  A copy of the Plan is attached hereto as Schedule C and the highlights of the Plan are as follows:

1.

options may be granted to directors, employees, management company employees and consultants;

2.

the exercise price of options granted shall be determined by the board of directors in accordance with the policies of the Exchange;

3.

the directors may allocate up to a maximum of 8,382,059 Common Shares for the issuance of stock options; no single participant may be issued options representing greater than five (5%) percent of the number of outstanding Shares in any 12 month period; the number of Shares reserved under option for issuance to any one consultant of the Corporation may not exceed two (2%) percent of the number of outstanding Shares in any 12 month period;

4.

the aggregate number of options granted to persons employed in investor relation activities must not exceed two (2%) percent of the outstanding Shares in any 12 month period unless the TSXV permits otherwise.  Options issued to consultants providing investor relations services must vest in stages over 12 months with no more than one quarter of the options vesting in any three month period;

5.

the board of directors may determine the term of the options, but the term shall in no event be greater than five years from the date of issuance;

6.

generally, the options expire 90 days from the date on which a participant ceases to be a director, officer, employee, management company employee or consultant of the Corporation; and

7.

terms of vesting of the options, the eligibility of directors, officers, employees, management company employees and consultants to receive options and the number of options issued to each participant shall be determined at the discretion of the board of directors, subject to the policies of the TSXV.

In accordance with the policies of the TSXV, the Corporation requests Shareholders to consider, and if thought fit, approve an ordinary resolution substantially in the form set forth below:

"BE IT RESOLVED THAT,

1.

as an ordinary resolution, pursuant to and in compliance with the policies of the TSX Venture Exchange and subject to regulatory approval, an amendment to the Corporation’s existing Stock Option Plan in the form attached as Schedule C to the Management Information Circular is hereby approved, whereby the number of the Corporation’s listed securities that may be reserved for issuance under it will be increased to 8,382,059, being an amount equal to but not exceeding twenty (20%) percent of the Corporation’s issued and outstanding listed securities as at the date hereof, provided that the number of listed securities that may be reserved for issuance under stock options granted to any one individual or insiders of the Corporation shall not exceed five (5%) percent of the Corporation’s issued and outstanding listed securities, and the same is hereby approved;

2.

the form of the stock option plan may be amended in order to satisfy the requirements or requests of any regulatory authorities, or at the discretion of the board of directors acting in the best interests of the Corporation without requiring further approval of the shareholders of the Corporation; and

3.

any one director or officer of the Corporation be and is hereby authorized and directed, upon the board of directors resolving to give effect to this resolution, to take all necessary steps and proceedings, and to execute, deliver and file any and all applications, declarations, documents and other instruments and do all such other acts or things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution."

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com.

Shareholders may contact the Corporation to request copies of the Corporation’s financial statements and management discussion and analysis as follows:

Poly-Pacific International Inc.

201 Selby Street

Nanaimo, BC, V9R 2R2

Financial information is provided in the Corporation’s comparative financial statements and management discussion and analysis for the financial year ended December 31, 2006.  The audited financial statements for the year ended December 31, 2006 accompany this Information Circular.

SCHEDULE “A”

CORPORATE GOVERNANCE GUIDELINES

Corporate governance refers to the structures and processes employed by Poly-Pacific to direct and manage its business and affairs, so as to best achieve Poly-Pacific's objectives.  The Board believes that these practices should be reviewed regularly to ensure they are appropriate.

1.

Board of Directors

The Shareholders elect the Directors who in turn are responsible for overseeing all aspects of the operation of Poly-Pacific, including appointing management and ensuring that the business is managed properly, taking into account the interests of the Shareholders.

The Board meets regularly to review operational performance and financial results and to approve the budget, strategic plan, investment strategies, executive appointments and performance, stock issuance, and major financial transactions.  The Board will also act to protect Poly-Pacific from undue risk by assuring appropriate safeguards including compliance with all governmental regulations and obtaining necessary insurance.

The Board is responsible for the stewardship of Poly-Pacific. Specific responsibilities of the Board include:

•

overseeing and evaluating the strategic planning process;

•

identifying and implementing appropriate systems to manage Poly-Pacific's principal risks;

•

ensuring that Poly-Pacific operates within all applicable laws and regulations, and to the highest ethical and moral standards;

•

appointing and evaluating senior management;

•

developing Poly-Pacific's communications policy;

•

ensuring adequate and timely reporting of financial results and other significant developments and matters to Poly-Pacific's Shareholders; and

•

ensuring the integrity of Poly-Pacific's internal controls and management information systems.

In addition, any responsibility not delegated to senior management or a committee of the Board remains with the full Board, which meets at least four times a year.

The majority of the Board are “independent directors”.  A director is independent if he or she has not direct or indirect material relationship with the issuer.  A “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interference with the exercise of a member’s judgment.  The Board has determined that the following directors are independent: Dr. Edward Chambers and Mr. Mike Duff.  Mr. David Tam is not independent because he is a partner with the law firm that provides legal counsel to Poly-Pacific.

2.

Directorships

The following directors of the Corporation are also directors of the reporting issuers set forth beside their name below:

Director	Name of Reporting Issuer
David Tam	Neo Alliance Minerals Inc.

3.

Other Board Committees

The Board does not have any standing committees other than the Audit Committee.

SCHEDULE “B”

AUDIT COMMITTEE CHARTER

1. Role of Audit Committee

The role of the Audit Committee is to assist the Board of Directors (the "Board") in its oversight of the Corporation's financial reporting process, including its internal controls and procedures for accounting and financial reporting, reviewing the independence, qualifications and performance of the external auditor, and monitoring compliance with laws and regulations. The Audit Committee monitors and reviews these processes by working closely with the senior organization staff members and the external auditors of the organization.

2. Structure and Organization

a.

Size – The Audit Committee will consist of a minimum of three directors. These members will be appointed by the Board and may be removed at any time by resolution of the Board in its discretion. A member of the Audit Committee shall automatically cease to be a member of the Audit Committee upon ceasing to be a director of the Corporation.

b.

Qualifications – Except as may be permitted by applicable securities laws, all members of the Audit Committee must be ‘‘financially literate’’ i.e., have the ability to read and understand a balance sheet, an income statement and a cash flow statement. At least one member of the Audit Committee should have ‘‘accounting or related financial expertise’’, i.e., the ability to analyze and interpret a full set of financial statements, including the attached notes, in accordance with Canadian generally accepted accounting principles.

c.

Meetings – The Committee will meet at least three times a year.

d.

Appointment of Chairperson – The Audit Committee will appoint a Chairperson by a majority vote and the Chairperson shall have a second and deciding vote in the event of a tie. In the absence of the Chairperson at any meeting, the Audit Committee shall appoint one of its members to act as Chairperson at that meeting.

3. Authority and Responsibilities

The Audit Committee has the following authority and responsibilities to allow for the carrying out of its goals:

a.

Internal Control

i.

Review the results of both internal and external audits and ensure that significant findings and recommendations are received, discussed, and acted upon in a timely manner

ii.

Review the policies and procedures for considering senior management’s expenses and perquisites.

iii.

Perform other governance functions as requested by the Board.

iv.

Review, with management, the external auditor and others, as appropriate, the Corporation’s internal system of audit controls and the procedures that are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements and the Audit Committee shall periodically assess the adequacy of such procedures.

v.

Review periodically the Audit Committee Charter and provide the Board with an annual evaluation of the adequacy of this Charter and recommend any proposed changes for Board approval.

b.

Accounting and Financial Reporting

i.

Review, and, if necessary, discuss with management and the external auditor, prior to the public disclosure thereof, the following:

-

Annual and interim financial statements

-

Management’s discussion and analysis

-

Auditor’s opinions

-

Management letters

-

Annual reports

-

Annual and interim earnings press releases and any other releases containing Information derived or taken from the Corporation's financial statements prior to their release.

ii.

Review significant financial policies, accounting issues and standards and reporting issues, including their impact on the financial statements.

iii

 Review and monitor the Corporation’s major financial risks and risk management policies and the steps taken by management to mitigate those risks.

c.

Internal Auditing

i.

Review the internal auditor's functions, objectives, scope of work, staffing plans, financial budget, and audit plans, including assessment of audit risk.

ii.

Ensure management takes appropriate corrective action in response to recommendations made in internal audit reports.

d.

External Audit

i.

Recommend to the Board, for shareholder approval, the external auditor to examine the Corporation’s accounts, controls and financial statements, and to provide an auditor's report.

ii.

Review, at least annually, the qualifications of the external auditor and to monitor and review, at least annually, the relationship of the Corporation and the external auditor to confirm the independence of the external auditor.

iii.

Recommend to the Board the compensation of the external auditor.

iv.

Evaluate and oversee the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor.

v.

Enquire into and determine the appropriate resolution of any conflict of interest in respect of the external auditor.

vi.

Oversee the resolution of disagreements between management and the external auditor regarding financial reporting.

vii.

Pre-approve any non-audit services to be provided to the Corporation or its subsidiaries by the external auditor and the fees for those services.

\

viii.

Obtain and review, at least annually, a written report by the external auditor setting out the auditor’s internal quality-control procedures, any material issues raised by the external auditor’s internal quality-control reviews and the steps taken to resolve those issues.

ix.

Review and approve hiring policies regarding partners, employees and former partners and employees of the Corporation's present and former external auditor.

e.

Compliance with Laws and Regulations

i.

Review the effectiveness of the system for monitoring compliance with laws and regulations, including reports by internal auditors.

f.

Procedure for Handling Complaints about Accounting Matters

i

Complaints regarding accounting, internal accounting controls, or auditing matters can be mailed in to the Corporation’s Head Office, Attention: Chairperson of the Audit Committee and marked "Private and Confidential".

ii.

Audit Committee members will receive a copy of all complaints and each complaint will be investigated by the Corporation’s finance staff, unless otherwise directed by the Audit Committee.

iii.

The status of each complaint will be reported to the Audit Committee by the Chairperson on a quarterly basis and, if the Audit Committee so directs, to the full Board.

iv.

Any director, officer or employee of the Corporation is prohibited from retaliating or taking any adverse action against anyone for raising or helping to resolve a complaint.

v.

Audit Committee Members shall treat as confidential all complaints received by them, including the identity of any complainants who have submitted such complaints, and shall only disclose such complaints and the identity of such complainants to the President and Chief Executive Officer, the Chief Financial Officer, the Corporation's finance staff who are involved in the investigation of complaints, the Board of Directors of the Corporation, the legal, accounting or other advisers of the Corporation, any outside advisers appointed by the Chairperson of the Audit Committee to investigate complaints and such other persons as may be reasonably required in the investigation of a complaint.  All persons will be required to keep this information confidential. Despite this confidentiality, disclosure may be required pursuant to legal proceedings or applicable laws.

g.

Independent Counsel

i

the Audit Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Audit Committee and to communicate directly with the internal and external auditors.

SCHEDULE “C”

STOCK OPTION PLAN

ARTICLE 1- INTRODUCTION

1.1

Purpose

The purpose of the Plan is to secure for the Corporation and its shareholders the benefits of incentives inherent in share ownership by the directors, management, employees and consultants of the Corporation who, in the judgment of the Board, will contribute to its future growth and success. It is generally recognized that a stock option plan of the nature provided for herein aids the Corporation in retaining and encouraging directors, management, employees and consultants who are considered as potential key contributors to the success of the Corporation, by providing to them the opportunity to acquire a proprietary interest in the Corporation.

1.2

Definitions

Whenever used herein, the following words and expressions shall have the following meanings, namely:

1.2.1

"Affiliate" means the following:

a Company is an Affiliate of another Company if:

(a)

one of them is the subsidiary (as such term is described in the Business Corporations Act (Alberta)) of the other; or

(b)

each of them is controlled by the same Person.

In addition, a Company is "controlled" by a Person if:

(a)

voting shares of the Company are held, directly or indirectly, other than by way of security only, by or for the benefit of that Person; and

(b)

the voting shares, if voted, entitle the Person to elect a majority of the directors of the Company.

1.2.2

"Board" means the board of directors of the Corporation as it may be constituted from time to time;

1.2.3

"Company" means, unless specifically indicated otherwise, a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

1.2.4

"Consultant" means, in relation to the Corporation, an individual or Consultant Company, other than an Employee or a Director of the Corporation that:

(a)

is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an Affiliate of the Corporation, other than services provided in relation to a Distribution (as defined in the Securities Act (Alberta));

(b)

provides the services under a written contract between the Corporation or the Affiliate of the Corporation, and the individual or the Consulting Company;

(c)

in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the business and affairs of the Corporation or an Affiliate of the Corporation; and

(d)

has a relationship with the Corporation or an Affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation;

1.2.5

"Consultant Company" means for an individual consultant, a company or partnership of which the individual is an employee, shareholder or partner;

1.2.6

"Corporation" means Poly-Pacific International Inc., a corporation incorporated under the laws of the Province of Alberta;

1.2.7

"Director" means a director, senior officer or Management Company Employee of the Corporation or an Affiliate of the Corporation to whom stock options can be granted in reliance on a prospectus exemption under applicable securities laws;

1.2.8

"Employee" means:

(a)

an individual who is considered an employee of the Corporation or an Affiliate of the Corporation under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at the source);

(b)

an individual who works full-time for the Corporation or an Affiliate of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at the source; or

(c)

an individual who works for the Corporation or an Affiliate of the Corporation on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at the source;

1.2.9

"Exchange" means any exchange upon which the Shares may be listed from time to time;

1.2.10

"Insider" of the Corporation means:

(a)

an insider as defined in the Securities Act (Alberta), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation; and

(b)

an Associate (as such term is defined in the Securities Act (Alberta)) of any person who is an Insider by virtue of subparagraph ;

1.2.11

"Investor Relations Activities" means any activities by or on behalf of the Corporation or a shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(a)

the dissemination of information provided, or records prepared, in the ordinary course of the Corporation:

(i)

to promote the sale of products and services of the Corporation; or

(ii)

to raise public awareness of the issuer;

that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(b)

activities or communications necessary to comply with the requirements of:

(i)

applicable securities laws; or

(ii)

the by-laws, rules, policies, or other regulatory instruments of any self-regulatory body or exchange having jurisdiction over the Corporation;

(c)

communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:

(i)

the communication is only through the newspaper, magazine or publication; and

(ii)

the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(d)

activities or communications that may be otherwise specified by any exchange having jurisdiction over the Corporation;

1.2.12

"Management Company Employee" means an individual employed by a Person providing management services to the Corporation, which are required for the ongoing successful operation of the business enterprise of the corporation, but excluding a Person engaged in Investor Relations Activities;

1.2.13

"Option" means an option granted under the terms of the Plan;

1.2.14

"Option Agreement" means the form of option agreement attached hereto as Schedule "A";

1.2.15

"Option Period" means the period during which an Option may be exercised;

1.2.16

"Optionee" means the recipient of an Option;

1.2.17

"Participant" means a Consultant, Director, Employee or Management Company Employee who elects to participate in the Plan;

1.2.18

"Person" means a Company or an individual;

1.2.19

"Plan" means the plan established and operated pursuant to the terms hereof; and

1.2.20

"Shares" means the common shares of the Corporation from time to time authorized by the charter documents of the Corporation.

ARTICLE 2 - STOCK OPTION PLAN

2.1

Participation

Options shall be granted only to Participants or to Persons employed to provide Investor Relations Activities.

2.2

Determination of Option Recipients

The Board, or the President, if duly authorized by the Board, shall make all necessary or desirable determinations regarding the granting of Options to Participants and may take into consideration the present and potential contributions of a particular Participant to the success of the Corporation and any other factors which it may deem proper and relevant.

2.3

Price

The exercise price per Share shall be determined from time to time by the Board but, in any event, shall not be lower than the lowest exercise price permitted by any Exchange, if applicable.

Disinterested Shareholder approval will be obtained for any reduction in the exercise price if the Optionee is an Insider of the Corporation at the time of the proposed amendment to reduce the exercise price.

2.4

Grant of Options

The Board, or the President, if duly authorized by the Board, may at any time authorize the granting of Options to Participants as it may select for the number of Shares that it shall designate, subject to the provisions of the Plan.  The Board, or the President, if duly authorized by the Board, at its or his discretion, may grant options on such terms and conditions as it or he considers appropriate provided that such terms and conditions are not inconsistent with the Plan and the policies of the Exchange, if applicable.

Each Option granted to a Participant shall be evidenced by an Option Agreement with terms and conditions consistent with the Plan and as approved by the Board or the President if duly authorized (which terms and conditions need not be the same in each case and may be changed from time to time).

2.5

Terms of Options and Vesting

The Option Period shall be of such length as is determined by the Board but in any event shall not be greater than a period of five (5) years after the date such Option is granted and may be reduced with respect to any such Option as provided in Section  hereof.

Subject to the other terms and conditions of this Plan, Options shall have such equitable vesting provisions as determined by the Board from time to time, provided that Options granted to Optionees who perform Investor Relations Activities must vest in stages over twelve (12) months with no more than one quarter (1/4) of the options vesting in any three (3) month period.

Any Options remaining unexercised after they became eligible for exercise may be exercised in whole or in part at any time during the remainder of the Option Period.

Except as set forth in Section  hereof, no Option may be exercised unless the Options have been vested and the Optionee is at the time of such exercise a bona fide Participant.

No Option may be granted to an Employee, Consultant or a Management Company Employee unless such person is a bona fide Employee, Consultant or a Management Company Employee.

The exercise of any Option will be contingent upon receipt by the Corporation of payment of the full purchase price for the Shares being purchased in cash or in some other manner acceptable to the Corporation and in compliance with applicable laws.  No Optionee or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Shares subject to an Option, unless and until certificates for such Shares are issued to him or them under the terms of the Plan.

2.6

Lapsed Option

If Options are surrendered, terminated or expire without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such lapsed Options to the extent permitted by the Exchange, if applicable.

2.7

Effect of Termination of Employment or Death

2.7.1

If an Optionee shall die while an Employee, Director, Consultant (if an individual) or Management Company Employee, any vested Option held by him at the date of death shall be exercisable, but only by the person or persons to whom the Optionee's rights under the Option shall pass by the Optionee's will or the laws of descent and distribution.  All such Options shall be exercisable only for a period of one (1) year after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner.

2.7.2

If an Optionee ceased to be a Participant for cause, no Option held by such Optionee may be exercised following the date on which such Optionee ceases to be a Participant.

2.7.3

If an Optionee ceased to be a Participant for any reason other than cause or death, any vested Option held by such Optionee may be exercised only for a period of ninety (90) days after the date on which such Optionee ceases to be a Participant, or prior to the expiration of the Option Period in respect thereof, whichever is sooner, with the exception of Optionees who provide Investor Relations Activities whose Options may be exercised only for a period of thirty (30) days after the date on which such Optionee ceases to be a Participant, or prior to the expiration of the Option Period in respect thereof, whichever is sooner.

2.7.4

If an Optionee who is a Consultant ceased to be retained by the Corporation by virtue of a breach of the consulting agreement, no Option held by such Consultant may be exercised following such breach.

2.8

Effect of Takeover Bid

If a bona fide offer:

(a)

is made to all shareholders of the Corporation for the Shares, which offer, if accepted in whole or part, would result in the offeror exercising control over the Corporation within the meaning of the Securities Act (Alberta);

(b)

is made for all or substantially all of the assets of the Corporation (as such concept is interpreted under the Business Corporations Act (Alberta)); or

(c)

is made for a proposed transaction which a majority of the Board determines is reasonably likely to have a similar effect as either of the transactions referred to in Sections 2.8(a) or (b) hereof,

(collectively, the "Offer"),

then the Corporation shall, immediately upon receipt of notice of the Offer, notify each Optionee currently holding an Option of the Offer, with full particulars thereof; whereupon, notwithstanding that such Option may not be fully vested at such time in accordance with Section 2.5 hereof, such Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender or to vote, as applicable, the Shares received upon such exercise (the "Optioned Shares") pursuant to the Offer.  If:

2.8.1

the Offer is withdrawn by the offeror;

2.8.2

the Optionee does not tender the Optioned Shares pursuant to the Offer, if applicable;

2.8.3

all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror in respect thereof, if applicable; or

2.8.4

the sale or reorganization does not close in accordance with its terms,

then the Optioned Shares or, in the case of Section 2.8.3 hereof, the Optioned Shares that are not taken up and paid for, shall be returned by the Optionee to the Corporation and reinstated as authorized but unissued Shares and the terms of the Option as set forth in Section 2.5 hereof shall again apply to the Option.  If any Optioned Shares are returned to the Corporation under this Section, the Corporation shall refund the exercise price to the Optionee for such Optioned Shares.  In no event shall the Optionee be entitled to sell the Optioned Shares otherwise than pursuant to the Offer (in the case of an Offer pursuant to Section 2.8(a) hereof) or to sell the Optioned Shares prior to the closing of any transaction (in the case of an Offer pursuant to Section 2.8(b) or 2.8(c) hereof).

2.9

Effect of Amalgamation, Consolidation or Merger

If the Corporation amalgamates, consolidates or merges with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation, consolidation or merger if the Participant had exercised his Option immediately prior to the record date applicable to such amalgamation, consolidation or merger, and the Option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Plan.

2.10

Adjustment in Shares Subject to the Plan

If there is any change in the Shares through a consolidation, subdivision or reclassification of Shares, or otherwise, the number of Shares available under the Plan, the Shares subject to any Option, and the purchase price thereof shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for all purposes of the Plan.

2.11

Loans to Service Providers

Subject to the Business Corporations Act (Alberta) or any other laws applicable to the Corporation, the Board may at any time authorize the Corporation to loan money to a Participant on such terms and conditions as the Board in its sole discretion may determine, to assist such Participant to exercise an Option held by him.

2.12

Approval

The terms of the Options granted from time to time hereunder, and the Optionees to whom Options are granted, are subject, if applicable, to any Exchange accepting notice of such terms and proposed Optionees.

ARTICLE 3- GENERAL

3.1

Number of Shares

The number of Common Shares reserved for issuance at any time pursuant to this Plan shall be 8,382,059.

The aggregate number of Shares so available for issuance under the Plan to any one person in any 12 month period shall not exceed five (5%) percent of the issued Shares calculated at the time of grant of the Option.  The aggregate number of Shares so available for issuance under the Plan to any one Consultant in any 12 month period shall not exceed two (2%) percent of all issued shares calculated at the time of the grant of any Option.  The aggregate number of Options so available for issuance under the Plan in any 12 month period to an Employee conducting Investor Relations Activities shall not exceed two (2%) percent of all issued shares calculated at the time of the grant of the Option.

3.2

Transferability

ll benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be assignable or transferable unless specifically provided herein.  During the lifetime of a Participant all such benefits, rights and options may only be exercised by the Participant.

3.3

Employment

Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continuance of employment or any retainer with the Corporation or interfere in any way with the right of the Corporation to terminate the Participant's employment or retainer at any time.

Participation in the Plan by a Participant is voluntary.

3.4

Record Keeping

The Corporation shall maintain a register in which shall be recorded:

3.4.1

the name and address of each Participant; and

3.4.2

the number of Options granted to a Participant and the number of Options outstanding.

3.5

Necessary Approvals

The obligation of the Corporation to issue and deliver Shares in accordance with the Plan is subject to the approval of any regulatory body having jurisdiction, which may be required in connection with the authorization or issuance of such Shares by the Corporation. If any Shares cannot be issued to any Participant for any reason including, without limitation, the failure to obtain such approval, then the obligation of the Corporation to issue such Shares shall terminate and any Option price paid to the Corporation shall be returned to the Participant.

3.6

Administration of the Plan

The Board is authorized to interpret the Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out the Plan.  The interpretation and construction of any provision of the Plan by the Board shall be final and conclusive.  Administration of the Plan shall be the responsibility of the appropriate directors and/or officers of the Corporation and all costs in respect thereof shall be paid by the Corporation.

3.7

Income Taxes

As a condition of the Plan, the Corporation will withhold from any remuneration otherwise payable to such Participant any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of such participation in the Plan.

3.8

Amendments to Plan

The Board reserves the right to amend, modify or terminate the Plan at any time if and when it is advisable in the absolute discretion of the Board.  Any amendment to any provision of the Plan shall be subject to approval, if applicable and if required, by any regulatory body having jurisdiction over the securities of the Corporation and, if required, by the shareholders of the Corporation in the manner prescribed by any regulatory body having jurisdiction from time to time.

Any reduction to the exercise price of an Option held by an Insider shall require such approvals as may be required by any regulatory body having jurisdiction.

3.9

Representation or Warranty

The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

3.10

Governing Law

Except as otherwise set forth herein, the Plan shall be governed by the laws of the Province of Alberta excluding any conflicts of law, rule or principle which might refer such construction to the laws of another jurisdiction.

3.11

Interpretation

Words used herein importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

3.12

Compliance with Applicable Laws

If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by-law or regulation of any Exchange, if applicable, or any regulatory body having authority over the Corporation or the Plan then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

Edmonton, Alberta

Approved by the Shareholders on the 6th day of July, 2007.

Schedule "A" to the Stock Option Agreement

of Poly-Pacific International Inc.

THIS AGREEMENT made as of the _____ day of __________, _____.

BETWEEN:

POLY-PACIFIC INTERNATIONAL INC., a body corporate, incorporated under the laws of the Province of Alberta
(the "Corporation")

OF THE FIRST PART

__________________________, a ____________________ of the Corporation and a resident at the address set out opposite his/her name in Part 11 hereof
(the "Optionee")

OF THE SECOND PART

WHEREAS the Corporation has established a Stock Option Plan (hereinafter referred to as the "Plan") for the granting of stock options, a copy of which has been provided to the Optionee;

AND WHEREAS the Board of Directors of the Corporation has authorized the granting to the Optionee pursuant to the Plan of an option to purchase _______________ common shares in the authorized unissued share capital of the Corporation in the number, at the time, at and for the price and upon the other terms and conditions hereinafter contained;

NOW THEREFORE in consideration of the mutual covenants and premises herein set forth, and for other good and valuable consideration (the receipt whereof is hereby acknowledged by the Corporation), the parties hereto agree as follows:

PART 1

DEFINITIONS AND INTERPRETATION

1.1

In this Agreement, the following words and expressions, shall have the following meanings:

1.1.1

"Expiration Date" shall mean n, 200n;

1.1.2

"Option" means the option to purchase Shares granted to the Optionee pursuant to this Agreement, and includes any portion of that option;

1.1.3

"Option Period" means the period during which an Option may be exercised;

1.1.4

"Option Shares" means the Shares the Optionee is entitled to purchase under this Agreement; and

1.1.5

"Share" means a common share of the Corporation as constituted on the date hereof.

PART 2

GRANT OF OPTION

2.1

The Corporation hereby grants to the Optionee, subject to the terms and conditions set forth in this Agreement and the Plan, the right to purchase the following number of Shares at the following exercise price on or after the following vesting date(s) and prior to the close of business on the following Expiration date:

# of Shares	Exercise Price (per Share)	Vesting Date	Expiration Date

2.2

The Option is granted in accordance with and subject to the terms and conditions of the Plan.

2.3

Subject to sooner termination in accordance with the terms of the Plan, the Option shall expire and terminate upon the Expiration Date as to such of the Option Shares in respect of which the Option has not then been exercised.

PART 3

RESERVATION OF SHARES

3.1

The Corporation shall at all times during the term of this Agreement, keep available a sufficient number of unissued Shares in its authorized capital equal to those of the Option Shares which have not been issued.

PART 4

ASSIGNMENT OF ENUREMENT

4.1

The Option is personal to the Optionee and is non-assignable and non-transferable and neither this Agreement nor any rights hereunder shall be transferable or assignable by the Optionee except as expressly permitted under the terms of the Plan.

4.2

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their permitted successors and assigns.

PART 5

EXERCISE OF THE OPTION

5.1

The Option may be exercised by the Optionee by delivery of written notice of such exercise and by tendering therewith payment for the purchase price of the Option Shares to be purchased in cash or in any other manner that is acceptable to the Corporation and that is permitted by law, to the Corporation at its principal office in the City of Nanaimo, in the Province of British Columbia, or at such other place as may be directed by notice in writing from the Corporation to the Optionee from time to time.  Such notice shall state the number of Option Shares with respect to which the Option is then being exercised.  The Option shall be deemed for all purposes to have been exercised to the extent stated in such notice upon delivery of the notice and a tender of payment in full for the Option Shares being purchased notwithstanding any delay in the issuance and delivery of the certificate(s) for the Shares so purchased.  The Corporation shall, within a reasonable period of time, issue the Shares so purchased in the name of the Optionee and deliver the certificate(s) therefor to the Optionee.

PART 6

RIGHTS OF THE OPTIONEE PRIOR TO THE EXERCISE DATE

6.1

The Option herein granted shall not entitle the Optionee to any right whatsoever as a shareholder of the Corporation with respect to any Shares subject to the Option until it has been exercised and the Option Shares thereby purchased have been issued as fully paid and non-assessable.

6.2

Nothing contained in this Agreement or done pursuant hereto shall obligate the Optionee to purchase and/or pay for any Option Shares except those Option Shares in respect of which the Optionee shall have validly exercised this Option.

PART 7

REGULATORY APPROVAL

7.1

Notwithstanding anything to the contrary in this Agreement, the Optionee hereby agrees that he will not exercise the Option, and that the Corporation will not be obliged to issue any Shares hereunder, if the exercise of the Option or the issuance of the Shares shall constitute a violation by the Optionee or the Corporation of any provision of any law or regulation or of any order, regulation, policy or rule of any governmental authority, regulatory body or stock exchange.  Any determination in this connection made by the Board of Directors of the Corporation shall be final, binding and conclusive.

7.2

The Corporation shall in no event be obliged, by any act of the Optionee or otherwise, to issue, register or qualify for resale any securities issuable upon exercise of the Option pursuant to a prospectus or similar document or to take any other affirmative action in order to cause the exercise of the Option or the issue or resale of the Shares issuable pursuant thereto to comply with any law or regulation or any order, regulation, policy or rule of any governmental authority, regulatory body or stock exchange; provided that, if applicable, the Corporation shall notify the applicable stock exchange and other appropriate regulatory bodies in Canada of the existence of the Option and any exercise thereof.

PART 8

FURTHER ASSURANCES

8.1

The parties hereto covenant that they shall and will from time to time and at all times hereafter do and perform all such acts and things and execute all such deeds, documents and writings as may be required to give effect to the true intent of this Agreement.

PART 9

INTERPRETATION AND GENERAL

9.1

It is understood and agreed by the parties hereto that questions may arise as to the interpretation, construction or enforcement of this Agreement or the Plan and the parties are desirous of having the Board of Directors of the Corporation determine any such question or interpretation, construction or enforcement.  It is, therefore, understood and agreed by and between the parties hereto that any question arising under the terms of this Agreement or the Plan as to interpretation, construction or enforcement shall be referred to the Board of Directors of the Corporation and their majority decision shall be final and binding on both of the parties hereto.

9.2

Neither the Corporation nor its directors or officers, or any of them, shall be liable to the Optionee or to the Optionee's personal representative by reason of any loss or anticipated loss of economic benefit by reason of any action or event, whether or not concurred in by them, which has the effect of curtailing or abrogating the benefits which have accrued or might have accrued to the Optionee hereunder, including, without limitation, the voluntary or involuntary winding up of the Corporation, the sale of all or substantially all of its assets, the delisting of the Shares from public trading, or any decline in the value of the Shares for any reason whatsoever.

9.3

The payment of all income taxes or other taxes or assessments in the nature of taxes levied upon the Optionee as a result of the granting or exercise of the Option shall be solely the responsibility of the Optionee.

9.4

In this Agreement, words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

9.5

This Agreement, including any schedules annexed hereto, constitute the entire agreement between the parties hereto and there are no oral statements, representations, warranties, undertakings or agreements between the parties modifying the provisions of this Agreement.  No supplement, amendment, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the parties hereto.

9.6

Any term, condition or provision of this Agreement which is deemed to be void, prohibited or unenforceable, shall be severable herefrom, be ineffective to the extent of such avoidance, prohibition or unenforceability without in any way invalidating the remaining terms, conditions and provisions thereof.

9.7

The Optionee represents and warrants that he is a bona fide Eligible Participant (as defined in the Plan).

9.8

Time shall be of the essence of this Agreement.

PART 10

GOVERNING LAW

10.1

Except as otherwise set forth in the Plan, this Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Alberta excluding any conflicts of law, rule or principle which might refer such construction to the laws of another jurisdiction.

10.2

Each of the parties hereto hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Alberta and the Supreme Court of Canada.

PART 11

NOTICES

11.1

Any notice to be given pursuant to the provisions hereof shall be conclusively deemed to have been given and received by a party hereto and to be effective on the day on which it is delivered to such party at the addresses set forth below (or at such other address that such party shall supply to the other parties in writing) or if sent by mail, on the fifth business day after the day on which mailed, addressed to such party at said address:

(a)

If to the Optionee, at

(b)

If to the Corporation, at

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

SIGNED, SEALED AND DELIVERED in the presence of:	) ) ) ) )

POLY-PACIFIC INTERNATIONAL INC.

Per:
Per:

POLY-PACIFIC INTERNATIONAL INC.

PROXY

For the Annual General Meeting of Holders of Common Shares

to be held on July 6, 2007

The undersigned Shareholder of Poly-Pacific International Inc. (the “Corporation”) hereby appoints D. Randy Hayward, President of the Corporation, of Gabriola Island, British Columbia, or failing him, David S. Tam, Corporate Secretary of the Corporation, of Edmonton, Alberta, or instead of either of the foregoing, ________________________ as the true and lawful attorney, proxy, agent and nominee (the “proxyholder”) of the undersigned with full power of substitution, to attend, to act and to vote for and on behalf of the undersigned at the annual general meeting of holders of common shares (the “Meeting”) to be held on Friday, July 6, 2007 at 2:00 p.m. (Edmonton time), and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting or at adjournments thereof. The said proxyholder is instructed to vote as specified below:

1. FOR  □ or WITHHOLD FROM VOTING FOR □ (and, if no specification is made, FOR) electing the directors of the Corporation for the ensuing year as set forth in the accompanying Information Circular;

2. FOR  □ or AGAINST □ (and, if no specification is made, FOR) fixing the size of the Board of Directors of the Corporation at six (6) members;

3. FOR  □ or WITHHOLD FROM VOTING FOR  □ (and, if no specification is made, FOR) appointing Collins Barrow Edmonton LLP, Chartered Accountants, as auditors and to authorize the directors to fix the auditors' remuneration;

4. FOR  □ or AGAINST  □ (and, if no specification is made, FOR) an ordinary resolution, with or without variation, the full text of which is set forth in the Information Circular, to adopt a new stock option plan for the Corporation, in substantially the form attached as Schedule C to the accompanying Information Circular, whereby the directors may allocate up to a maximum of 8,382,059 common shares of the Corporation for the issuance of stock options;

5. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxyholder, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of the Corporation. The common shares represented by this Instrument of Proxy will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each Shareholder has the right to appoint a proxyholder other than the person designated above, who need not be a Shareholder, to attend and to act for and on the behalf of such Shareholder at the Meeting. To exercise such right, the name of the nominee of management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

DATED this_____ day of ________________________, 2007*

____________________________________________________

Signature of Shareholder**

____________________________________________________

Name of Shareholder – Please Print

* If this proxy is not dated, it shall be deemed to bear the date on which it is mailed by management.

** This proxy must be signed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a body corporate, it must be executed under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

NOTES:

1. Shareholders who are unable to attend the Meeting are requested to complete this proxy and return it to the Corporation’s transfer agent, Olympia Trust Company, 2300, 125 – 9th Avenue SE, Calgary, Alberta T2G 0P6, Attention: Proxy Department.

2. In order to be valid, proxies must be received by Olympia Trust Company at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting.